UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2025

Commission File Number: 333-267851

LEET Inc.

805, 8th Floor, Menara Mutiara Majestic,

Jalan Othman, Petaling Jaya 46000, Selangor, Malaysia

+603 7783 1636

(Address of principal executive office)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Market Effectiveness of Share Quotation

On January 18, 2023, Leet Technology Inc., a Delaware corporation (the “Company”) filed on a Current Report on Form 8-K announcing that it had completed its merger (the “Merger”) on January 11, 2023 with Leet Inc., a company incorporated under the laws of the British Virgin Islands (“LEET BVI”), with LEET BVI continuing as the surviving company. The Merger was completed pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated January 5, 2023, by and between LEET BVI and the Company.

Pursuant to the Merger Agreement, LEET BVI and the Company caused the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware on January 11, 2023. The Merger became effective on January 11, 2023 (the “Effective Time”), as agreed to by the parties and specified in the Certificate of Merger.

Pursuant to the Merger, each issued and outstanding share of the Company common stock/ preferred stock shall be transferred to Leet BVI and converted on a one-for-one basis into one new ordinary share (“Ordinary Share”) or one preferred share (“Preferred Share”) of LEET BVI, as the case may be. As a result, LEET BVI issued an aggregate of 151,096,262 Ordinary Shares and 6,898,256 Preferred Shares to former Company shareholders.

The LEET BVI Ordinary Shares issued and outstanding immediately prior to the Effective Time remained outstanding upon the Effective Time and were unaffected by the Merger. As a result, following the Merger and as of the date hereof, LEET BVI has 151,096,262 Ordinary Shares outstanding and 6,898,256 Preferred Shares outstanding.

The rights of holders of the Company’s common stock and preferred stock are now governed by LEET BVI’s Certificate of Incorporation and its Memorandum and Articles of Association (each of which is filed as an exhibit to this Current Report on Form 8-K). Our Ordinary Shares are quoted on the OTC Market Group’s Pink marketplace. Effective on April 29, 2025, the Ordinary Shares of LEET BVI will be quoted on OTC Market Group’s Pink marketplace with the symbol “LTESF” and the CUSIP number G5433N108 under the name “LEET Inc.”

It is not necessary for Company stockholders to exchange their existing share certificates for share certificates of LEET BVI in connection with the Merger. A shareholder who currently holds any of our share certificates will receive a new stock certificate upon request or upon any future transaction in Company common stock/preferred that requires the transfer agent to issue share certificates in exchange for existing share certificates. Until surrendered and exchanged, each certificate evidencing Company common stock/preferred stock will be deemed for all purposes of LEET BVI to evidence the identical number of shares of LEET BVI Ordinary Shares or Preferred Shares, as the case may be. The contact details of LEET BVI, the successor to the Company, is 805, 8th Floor, Menara Mutiara Majestic, Jalan Othman, Petaling Jaya 46000, Selangor, Malaysia, Telephone: +603 7783 1636, email at corporate@myleet.com. The transfer agent of the LEET BVI is Vstock Transfer, LLC at 18 Lafayette Place, Woodmere, NY 11598, New York.

As a result, the Company will begin filing Current Reports on Form 6-K and Annual Reports on Form 20-F (beginning with the annual report for fiscal year 2025).

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Principal Shareholder

As of the date hereof, Mr. Dai Song owns 112,617,521 Ordinary Shares, which constitutes 74.5% of the total outstanding Ordinary Shares of LEET BVI. He also directly holds 1,000,000 Series A preferred shares and indirectly controls 5,898,256 Series B preferred shares of LEET BVI. There are no changes with regards to the election of directors or other matters.

Directors and Officers of LEET BVI

In connection with the consummation of the Merger Agreement each of the previous directors and officers of the Company ceased to be a director of officer of the Company, and will continue to be directors and officers of LEET BVI.

Amendments to Articles of Association

The following description of the material terms of LEET BVI’s articles of association and shares following the Merger includes a summary of certain provisions of its amended and restated memorandum and articles of association following the completion of the Merger. This description is qualified by reference to the amended and restated memorandum and articles of association of LEET BVI, a copy of which is furnished herewith as Exhibit 2.2 to this report and incorporated herein by reference. References to the “Company” below refer to LEET Inc., or LEET BVI, a business company incorporated in the British Virgin Islands. Capitalized terms not defined herein have the same meaning assigned in the amended and restated memorandum and articles of association.

Shares

The Company is authorized to issue an unlimited number of shares divided into four classes as follows:

(a)	unlimited ordinary shares of no par value each (the "Ordinary Shares");

(b)	1,000,000 series A preferred shares of no par value each (the "Series A Preferred Shares");

(c)	10,000,000 series B preferred shares of no par value each (the “Series B Preferred Shares”); and

(d)	9,000,000 preferred shares of no par value each (the "Preferred Shares") in one or more series,

Each Ordinary Share confers on the holder the right to one vote on any Resolution of Members, each Series A Preferred Share confers on the holder the right to one hundred (100) votes on any Resolution of Members, and each Series B Preferred Share confers on the holder the right to one thousand (1,000) votes on any Resolution of Members.

Subject to the Statute and the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and where applicable, the rules of any Recognised Exchanges, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Distribution, voting, return of investment or otherwise and to such persons, at such times, for such consideration, and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights.

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Meetings and Voting

The Company may, but shall not be obliged to, in each year hold a general meeting as its annual general meeting, and, where called, shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint. The Directors may call general meetings, and they shall on a Members' requisition forthwith proceed to convene an extraordinary general meeting of the Company. A Members' requisition is a requisition of Members holding at the date of deposit of the requisition not less than 10% by number of the issued Shares which as at that date carry the right to vote in respect of the matter for which the meeting is requested.

At least seven Business Days' notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting. No business shall be transacted at any general meeting unless a quorum is present. A meeting of Members is duly constituted if, at the commencement of the meeting, there are present in person or by proxy a majority of the votes of the Members entitled to vote. A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

A resolution in writing (in one or more counterparts) signed by or on behalf of Members representing an absolute majority of the votes of Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall, without the need for any advance notice, be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held. If any Resolution of Members in writing is passed otherwise than by the unanimous written consent of all Members, a copy of such resolution shall be sent to all Members by whom (or on whose behalf) the resolution has not been signed, but the accidental omission to send such a copy to, or the non receipt of a copy by, any person entitled to receive such copy shall not invalidate the resolution.

Directors

Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Resolution of Members, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. The Company may by Resolution of Members or resolution of the Directors appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by the Articles as the maximum number of Directors. The Company may by Resolution of Members or resolution of the Directors remove any Director with or without cause. The office of a Director shall be vacated if, among others, all of the other Directors (being not less than two in number) determine that the Director in question should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors. The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine.

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Dividends

Subject to the Statute, the Memorandum and the Schedule, and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Distributions on Shares in issue and authorise payment of the Distributions out of the funds of the Company lawfully available therefor. A dividend shall be deemed to be an interim dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such dividend specifically state that such dividend shall be a final dividend. No Distribution shall be authorised if such Distribution would cause the Company or its Directors to be in breach of the Statute.

Notices

Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, fax or email to such Member or to such Member's address as shown in the Register of Members (or where the notice is given by email by sending it to the email address provided by such Member). Any notice, if posted from one country to another, is to be sent by airmail. Notice may also be served by Electronic Communication in accordance with the rules and regulations of the Recognised Exchange, the SEC and / or any other competent regulatory authority or by placing it on the Company's Website.

Exhibit Index

Exhibit No:	Description:

1.1	Certificate of Incorporation

1.2	Amended and Restated Memorandum and Articles of Association

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LEET Inc.

Date: May 2, 2025	By:	/s/ Dai Song
Chief Executive Officer

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